January 7, 2020

Jacqueline Kaufman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	GD Entertainment & Technology, Inc. Offering Statement on Form 1-A Filed November 13, 2019 File No. 024-11115

Dear Ms. Kaufman:

On behalf of GD Entertainment & Technology, Inc., Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 9, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A Part II

Risk Factors, page 4

1.	Please revise your risk factors to address significant risks associated with your bitcoin ATM hosting, CBD retail products, and luxury retail market businesses. Refer to Item 3 of Part II of Form 1-A.

This has been done.

Distribution, page 27

2.	Identify the online platform through which investors will be expected to access to invest in this offering.

The Company will not be offering any online platform anymore.

Management’s Discussion and Analysis Revenue, page 29

3.	We note you disclose you generated $13,200 in revenue in fiscal year ended May 31, 2019 as “rental income.” Please revise your disclosure to clarify how you produce rental income with a view to providing information regarding significant factors materially affecting your income from operations. Refer to Item 9(a) of Part II of Form 1-A.

The rental income that we receive in our Wallington NJ office is the in amount of $1200 month which is provided by a company that we share the space with. We pay the landlord directly $5500 monthly ($1200 of which is included by this sublease).

4.	In addition to your discussion about revenue, please revise your disclosure to discuss the costs and expenses that contributed to your overall net loss. In particular, please discuss the reason for the consulting fees you incur and discuss whether you expect these fees to continue.

As a small but growing company we have to sometimes rely on temporary consultants/freelance as opposed to full-time employees for work. We do expect these fees to continue.

Plan of Operation for the Next Twelve Months, page 29

5.	Please revise your disclosure about your plan of operations to address your bitcoin ATM hosting, CBD retail products, and luxury retail market business lines, including the current state of development of each of your business lines. Refer to Item 9(c) of Part II of Form 1-A.

This has been done.

Business, page 33

6.	Disclose whether you hold any digital assets, including Bitcoin, that you receive as an award or compensation or if you convert it into fiat currency. You disclose on page F-9 that you store your mined Bitcoin in an advanced cold wallet system provided by Slushpool, however, if you are holding Bitcoin, it is not clear to us where it is reflected on your financial statements.

Our Bitcoin that is yielded through the “mining process” is sold weekly on the open market and those monies are deposited directly into the business account. These funds are used primarily to cover our operational business expenses. Again, we do not hold the digital currencies offline/online, they are converted into currency on a weekly basis.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux